

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2018

Thomas Li
Chief Executive Officer
Tactical Services, Inc.
Unit 1104, 11/F, Crawford House
70 Queen's Road Central
Central, Hong Kong

Re: Tactical Services, Inc.
     Current Report on Form 8-K
     Filed October 25, 2017
     File No. 333-182566

Dear Mr. Li:

We issued comments on the above-captioned filing on November 17, 2017. On January 18, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Division of Corporation Finance
Office of Telecommunications

cc: Nathan Xian